FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant’s name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Newmont Yandal Operations Limited (“Yandal”) advises that on May 21, 2003, it received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract with Yandal before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. Yandal estimates the payment required to be made under the contract would be approximately U.S. $46 million based on an assumed spot gold price of A$560 per ounce.

In addition, Yandal also received notice today from Newmont Mining Corporation (NYSE: NEM) (“Newmont”) that it intends to make an offer to acquire all of the 8 7/8% Senior Notes currently not owned by Newmont, in addition to all of the gold hedge counter party contracts entered into between Yandal and counter party banks.

For further information please contact:

Nicola Frazer, Manager—Investor Relations

Telephone: +61 8 8303 1756

Facsimilie: +61 8 8303 1904

E-mail:     investor@newmont.com.au

Danielle Martin—Media Advisor

Telephone: +61 8 8303 1911

Facsimilie: +61 8 8303 1904

E-mail:     danielle.martin@newmont.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED
ABN 30 007 066 766
(Registrant)

By: /S/ JOHN A. S. DOW
Name: John A. S. Dow
Title: Chairman

Dated: May 21, 2003

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